1201 West Peachtree Street, Suite 2000 | Atlanta, GA 30309 | T 404.817.8500 | F 404.881.0470 Holland & Knight LLP | www.hklaw.com
Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

September 2, 2015

VIA EDGAR
==========
Mr. Jay Williamson
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Leeward Investment Trust
(File Nos. 333-171279 and 811-22507)

Dear Mr. Williamson:
At your request, we are submitting this letter on behalf of our client, Leeward Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the preliminary proxy statement filed on behalf of the MAI Energy Infrastructure and MLP Fund (the "Fund") with the SEC by the Trust on August 4, 2015.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. Please clarify that if a shareholder does not indicate a vote on the proxy, a Yes vote will be made for all three proposals.
Response.  The disclosure has been revised as requested.
2.	Comment. Briefly describe why Vertical Capital Asset Management resigned.
Response.  The disclosure has been revised as requested.
3.	Comment. Please indicate whether Vertical Capital Asset Management is related to The Nottingham Company.
Response.  The disclosure has been revised as requested.

Mr. Jay Williamson
 Securities and Exchange Commission
September 2, 2015

4.	Comment. Please clarify any differences in the interim advisory agreement of the proxy.
Response.  The disclosure has been revised as requested.
5.	Comment. Please clarify whether the expense limitation agreement will remain in place for at least one year.
Response.  The disclosure has been revised to reflect that the agreement will remain in place for at least a year.
6.	Comment. In the expense example, please add disclosure that the example assumes that the expense limitation agreement will remain in place for only the first year.
Response.  The disclosure has been revised as requested.
7.	Comment. On page 6, please revise the language regarding anticipated quality of advisory services.
Response.  The disclosure has been revised as requested.
8.	Comment. Please revise the language regarding the Fund's performance to include factual basis for assertion.
Response.  The disclosure has been revised to reflect the Trustee's consideration of the Fund's performance.
9.	Comment. Please clarify the language on page 8 regarding the New Agreement and the Interim Agreement.
Response.  The disclosure has been revised as requested.
10.	Comment. Please revise the two sentences on page 15 beginning with "While the Board" for clarity.
Response.  The disclosure has been revised as requested.
11.	Comment. Please update the date on page 17 from September 30, 2012.
Response.  The date referenced has been updated.
12.	Comment. Please provide the beneficial ownership information as of the most recent practicable date.
Response.  The disclosure has been revised as requested.

Mr. Jay Williamson
 Securities and Exchange Commission
September 2, 2015

13.	Comment. Please clarify the Trustee's compensation per fund.
Response.  The disclosure has been revised as requested.
14.	Comment. Please consider moving the Other Information section to another part of the Proxy Statement.
Response.  The section has been moved as requested.
15.	Comment. Please revise the language regarding a quorum for consistency with Section 2(a)(42) of the Investment Company Act.
Response.  The disclosure has been revised as requested.
16.	Comment. Please confirm the correct proposals are included in the table in the proxy voting sheet.
Response.  The disclosure has been revised as requested.
17.	Comment. Please revise the language regarding a vote to change a fundamental policy.
Response.  The disclosure has been revised as requested.
18.	Comment. Please revise the language the number of mutual fund complexes on whose board Mr. Galloway serves.
Response.  The disclosure has been revised as requested.

*            *            *

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
3.	The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Jay Williamson
 Securities and Exchange Commission
September 2, 2015

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.       )

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]
Check the appropriate box:

[ ~~X~~   ]            Preliminary Proxy Statement
[     ]            Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[    X ]            Definitive Proxy Statement
[     ]            Definitive Additional Materials
[     ]            Soliciting Material under Rule 14a-12

Leeward Investment Trust
(formerly, the Vertical Capital Investors Trust)

(Name of the Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ X ]            No fee required.

Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	applies:

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

1

[     ]            Fee paid previously with preliminary materials.
[ ]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
1.	Amount Previously Paid:

2.	Form, Schedule, or Registration Statement No:

3.	Filing Party:

4.	Date Filed:

2

MAI Energy Infrastructure and MLP Fund
A series of the Leeward Investment Trust
116 South Franklin Street
Rocky Mount, North Carolina 27804
Tel (800) 773-3863 Fax (252) 972-1908

NOTICE OF MEETING

~~August 3,~~September [  ], 2015

The Leeward Investment Trust (formerly known as the Vertical Capital Investors Trust), on behalf of the MAI Energy Infrastructure and MLP Fund (formerly known as the Vertical Capital MLP & Energy Infrastructure Fund), a series of the Trust, will hold a Special Meeting of Shareholders of the Fund on August 27,September 25, 2015 at 3:00 p.m. Eastern Time. The Special Meeting will take place at the offices of The Nottingham Company, 116 South Franklin Street, Rocky Mount, North Carolina 27804 for the following purposes:
1.	To approve an Investment Advisory Agreement for the MAI Energy Infrastructure and MLP Fund with MAI Capital Management, LLC, the Fund's proposed investment advisor;

2.	To elect a nominee, Thomas R. Galloway, to serve as a member of the Board of Trustees, to hold office for an indefinite term, and until his successor is duly elected and qualified; and

3.	To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Shareholders of record at the close of business on July ~~7,~~31, 2015 are entitled to notice of and to vote at the Special Meeting or any adjournments thereof. Returning your proxy does not deprive you of your right to attend the meeting and to vote your shares in person.
                                                                                                  Leeward Investment Trust

                                                                                                  /s/ Matthew J. Beck

                                                                                                  Matthew J. Beck
                                                                                                  Secretary

Important Note: Voting your proxy is important. To vote your shares at the Special Meeting (other than in person at the Special Meeting), a shareholder must return a proxy. The return envelope enclosed with the proxy requires no postage if mailed in the United States. By promptly returning the enclosed proxy, you can help us avoid the necessity and expense of sending follow-up letters to ensure a quorum. If you are unable to attend the Special Meeting, please mark, sign, date, and return the enclosed proxy so that the necessary quorum may be present at the Special Meeting. Proxies may also be submitted by facsimile and electronic mail. See "Voting Procedures" in the Proxy Statement for additional information.

3

MAI Energy Infrastructure and MLP Fund
A series of the Leeward Investment Trust
116 South Franklin Street
Rocky Mount, North Carolina 27804
Tel (800) 773-3863 Fax (252) 972-1908

PROXY STATEMENT

~~August 3,~~September [  ], 2015

The Leeward Investment Trust, a Delaware statutory trust, on behalf of the MAI Energy Infrastructure and MLP Fund (formerly known as the Vertical Capital MLP & Energy Infrastructure Fund), a series of the Trust, will hold a Special Meeting of Shareholders on August 27,September 25, 2015 at 3:00 p.m. Eastern Time for the purposes set forth in the accompanying notice. The Special Meeting will take place at the Trust's principal office, which is located at the offices of The Nottingham Company, 116 South Franklin Street, Rocky Mount, North Carolina 27804. The Trust's telephone number is (252) 972-9922.
Shareholders of record of the Fund at the close of business on July 7, 2015 (the "Record Date") are entitled to vote at the Special Meeting. This proxy statement is provided in connection with the solicitation of proxies by the Trust's Board of Trustees and is first being sent to shareholders on or about the date noted above. Proxies in the accompanying form that are signed, returned, and not revoked will be voted at the Special Meeting (including adjournments). Where you make a specification by means of a signed proxy, your proxy will be voted in accordance with your specification. If you make no specification on a signed proxy, your proxy will be voted in favor of approving a proposed Investment Advisory Agreement for the MAI Energy Infrastructure and MLP Fund as summarized below in the Proposal and electing Thomas R. Galloway as a Trustee of the Trust. Unsigned proxies will not be counted as present at the meeting.
Proxies submitted by mail should be sent to Nottingham Shareholder Services, LLC at Post Office Box 4365, Rocky Mount, North Carolina 27803-0365. A return envelope, which does not require further postage if mailed within the United States, has been included with the proxy for your convenience. Proxies may also be submitted by facsimile to 252-972-1908 or electronic mail to shareholders@ncfunds.com.
This proxy statement is being furnished by the Fund to its shareholders in connection with its upcoming Special Meeting. The Board of Trustees is soliciting the proxies of all of the Fund's shareholders as of the Record Date with respect to each proposal indicated in the table below.
Fund	Proposals
MAI Energy Infrastructure and MLP Fund	To approve an Investment Advisory Agreement for the MAI Energy Infrastructure and MLP Fund with MAI Capital Management, LLC, the Fund's proposed investment advisor.
To elect a nominee, Thomas R. Galloway, to serve as a member of the Board of Trustees, to hold office for an indefinite term, and until his successor is duly elected and qualified.
To transact such other business as may properly come before the meeting or any adjournments thereof.

4

MAI Energy Infrastructure and MLP Fund
A series of the Leeward Investment Trust
116 South Franklin Street
Rocky Mount, North Carolina 27804
Tel (800) 773-3863 Fax (252) 972-1908

OTHER INFORMATION

September [  ], 2015

Voting Securities
The MAI Energy Infrastructure and MLP Fund (formerly known as the Vertical Capital MLP & Energy Infrastructure Fund) is a series of an open-end registered investment company that has the authority to issue an unlimited number of shares. As of July 31, 2015, the Record Date, there were [  ] shares of the Fund outstanding and entitled to vote at the Special Meeting. Shareholders are entitled to one vote for each full share and a proportionate vote for each fractional share held as of the Record Date.
Principal Holders of Voting Securities
To the best knowledge of the Trust, the following tables contain information regarding the ownership of the Fund as of the Record Date by any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who is known to the Trust to be the beneficial owner of more than five percent of any class of shares of the Fund. As of the Record Date, the Fund's Trustees and officers did not own shares of the Fund.
MAI Energy Infrastructure and MLP Fund
Institutional Class Shares

Name and Address of Beneficial Owner	Number of Shares	Percent
NFS FBO DJ McManus Foundation 420 W Broadway New York, NY 10012	63,634.570 Shares	5.56%

Advisor Class Shares

Name and Address of Beneficial Owner	Number of Shares	Percent
Charles Schwab and Co., Inc. 211 Main Street San Francisco, CA 94105	29,723.162 Shares	63.42%
Ameritrade	2,377.848 Shares	5.07%
NFS FBO Daniel and Sallie Carneval 3819 Hidden Springs Drive Erie, PA 16506	11,436.414 Shares	24.40%

Shareholders owning more than 25% of the shares of the Fund are considered to "control" the Fund, as that term is defined under the Investment Company Act of 1940. Persons controlling the Fund can determine the outcome of any proposal submitted to the shareholders for approval.
5

Voting Procedures
Shareholders may vote by submitting a proxy to the Fund or by attending the Special Meeting and voting in person. In order to submit a proxy, a shareholder may mark, sign, and date the enclosed proxy and return it to the Fund using the enclosed envelope. No postage is required if the proxy is mailed in the United States. In the alternative, completed proxies may also be submitted by facsimile to 252-972-1908 or electronic mail to shareholders@ncfunds.com.
The holders of a majority of the outstanding shares of the Fund entitled to vote at the Special Meeting (a "quorum") must be present (in person or by proxy) in order to conduct business at the Special Meeting. If a quorum is not present at the Special Meeting, or if a quorum is present but sufficient votes to approve the proposals are not received, the person named as proxy may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies. No adjournment will be for a period exceeding 120 days after the Record Date. Any such adjournment will require the affirmative vote of a majority of shares present in person or by proxy at the session of the meeting to be adjourned.
The person named as proxy will vote in favor of any such adjournment those proxies which instruct them to vote in favor of the proposals to be considered at the adjourned meeting, and will vote against any such adjournment those proxies which instruct them to vote against or to abstain from voting on all proposals to be considered at the adjourned meeting.
A quorum being present, a vote of the holders of (i) at least 67% of the shares entitled to vote at the Special Meeting with respect to the Fund or (ii) more than 50% of the outstanding voting securities of the Fund, as defined in Section 2(a)(42) Investment Company Act of 1940, is required for approval of the proposals.
If a proxy represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares of the Fund on a particular matter with respect to which the broker or nominee does have discretionary power) or is marked with an abstention, the Fund shares represented thereby will be considered present at the Special Meeting for purposes of determining the existence of a quorum for the transaction of business. Abstentions and broker non-votes, however, will not be counted in determining the number of shares voting for the proposals and any other shareholder proposal that may come before the Special Meeting; therefore, abstentions and broker non-votes are, effectively, counted as shares voting against the proposals and any other shareholder proposal that may come before the Special Meeting. Unsigned proxies will not be considered present at the Special Meeting.
The duly appointed proxy or authorized persons may, at their discretion, vote upon such other matters as may properly come before the Special Meeting.
Shareholder Proposals
The Fund has not received any shareholder proposals for this Special Meeting. Under the proxy rules of the Securities & Exchange Commission, shareholder proposals may, under certain conditions, be included in the Fund's proxy materials for a particular meeting. Under these rules, proposals submitted for inclusion in the Fund's proxy materials must be received within a reasonable period of time before the Fund begins to print and mail its proxy materials. The submission by a shareholder of a proposal for inclusion in a proxy statement does not guarantee that it will be included. Shareholder proposals are subject to certain regulations under federal securities laws relating to inclusion.
A shareholder proposal intended to be presented at any future meetings of the Fund's shareholders should be sent to Nottingham Shareholder Services, LLC, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365. The Fund does not hold annual meetings of shareholders.
Revocation of Proxy
A shareholder who executes a proxy may revoke it at any time before it is exercised by submitting a new proxy to the Fund or by attending the Special Meeting and voting in person. A new proxy can be submitted by any of the same means by which the original proxy could be submitted: mail, facsimile, or electronic mail. In addition, a shareholder may revoke a proxy by delivering a written notice to Jennifer L. Vick of Nottingham Shareholder Services, LLC, either at the Special Meeting or, prior to the meeting date, by (i) mail to the offices of Nottingham Shareholder Services, LLC, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365; (ii) facsimile to 252-972-1908; or (iii) electronic mail to shareholders@ncfunds.com.
6

Proxy Solicitation; Expenses
The Fund's Board of Trustees is making this solicitation of proxies. Solicitation will be made primarily by mail, but may also be made by telephone, facsimile, electronic mail, or personal interview conducted by certain officers or employees of the Fund and MAI without additional compensation or, if necessary, a commercial firm retained for this purpose. MAI will bear all of the costs of soliciting proxies from shareholders, including the cost of assembling and mailing this proxy statement and the enclosed materials for the Fund. The Fund intends to ask brokers and banks holding shares in their names or in the names of nominees to solicit proxies from customers owning such shares, where applicable. MAI estimate that they will spend approximately $8,000 in total costs for soliciting shareholder proxies.
The Fund's Investment Advisor, Principal Underwriter, and Administrator
The current investment advisor for the Fund is MAI Capital Management, LLC, with an address at 1360 East 9th Street, Suite 1100, Cleveland, Ohio 44114. The Fund's principal underwriter is Capital Investment Group, Inc. with an address at 17 Glenwood Avenue, Raleigh North Carolina 27606. The Fund's administrator is The Nottingham Company with an address at 116 South Franklin Street, Rocky Mount, North Carolina 27804.
Annual Report
The Fund's Semi-Annual Report for the fiscal period ended May 31, 2015, including audited financial statements, was mailed to shareholders of record on or about July 30, 2015. The Fund will furnish, without charge, a copy of the Annual Report and the Semi-Annual Report to a shareholder upon request to the Fund by writing Jennifer L. Vick at Nottingham Shareholder Services, LLC, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365 or by calling the Fund toll-free at 1-800-773-3863.
Other Business
Fund management knows of no other business to be presented at the Special Meeting other than the matters set forth in this proxy statement. In the event that any matters other than those referred to in the accompanying Notice should properly come before and be considered at the Special Meeting, it is intended that proxies in the accompanying form will be voted thereon in accordance with the judgment of the person or persons voting such proxies.
Please complete the enclosed proxy and return it promptly. You may revoke your proxy at any time prior to the Special Meeting by following the revocation procedures detailed above.
September [  ], 2015

                                                                                                                      By Order of the Board of Trustees

                                                                                                                      /s/ Theo Pitt.

                                                                                                                      Theo Pitt
                                                                                                                      Chairman

Important Notice Regarding the Availability of Proxy Materials For The Shareholder Meeting to Be Held on September 25, 2015: The proxy statement is available at http://www.ncfunds.com/[ ].

7

MAI Energy Infrastructure and MLP Fund
A series of the Leeward Investment Trust
116 South Franklin Street
Rocky Mount, North Carolina 27804
Tel (800) 773-3863 Fax (252) 972-1908

PROPOSAL

~~August 3,~~September [  ], 2015

Proposal to Approve an Investment Advisory
Agreement between the Fund and MAI Capital Management, LLC

The Board of Trustees is proposing the approval of an Investment Advisory Agreement between the MAI Energy Infrastructure and MLP Fund (formerly known as the Vertical Capital MLP & Energy Infrastructure Fund) and MAI Capital Management, LLC.  The MAI Energy Infrastructure and MLP Fund commenced operations on December 17, 2014.
The Current Interim Investment Advisory Agreement
The current interim Investment Advisory Agreement ("Interim Agreement") between the MAI Energy Infrastructure and MLP Fund (the "Fund") and MAI Capital Management, LLC ("MAI") was approved by the Board of Trustees at an special meeting held on June 5, 2015.  Prior to the approval of the Interim Agreement, the Fund's investment advisor was Vertical Capital Asset Management, LLC ("VCAM") and MAI was the Fund's investment sub-advisor, pursuant to an investment sub-advisory agreement between VCAM and MAI (the "Prior Sub-Advisory Agreement").  On May 19, 2015, the Board was informed of VCAM's intent to resign as investment advisor to the Fund.  VCAM resigned as a result of financial challenges resulting from its advisory services to another registered investment company that was not a series of the Trust and had no relationship with MAI.  VCAM is not related to OBP or the Nottingham Company, the Trust's administrator. At its special meeting on June 5, 2015, the Board was informed that MAI, which has managed the assets of the Fund since its inception, desired to serve as investment advisor to the Fund, subject to Board and shareholder approval.  VCAM's resignation was effective July 7, 2015 and MAI began providing services to the Fund pursuant to an interim Investment Advisory Agreement.  The Board has since determined that it is in the best interest of the Fund and its shareholders for the Fund to enter into an Investment Advisory Agreement with MAI.
Under the terms of the Interim Agreement, MAI is entitled to a monthly fee from the Fund equal to the annualized rate of 1.00% of the Fund's average daily net assets. Other than the terms of Interim Agreement regarding Rule 15a-4 (as noted below), the terms of the Interim Agreement with OBP remain unchanged from the terms of the prior investment advisory agreement with VCAM.  For this compensation, MAI provides the Fund with a program of continuous supervision of its assets, including developing the composition of portfolios, and furnishes advice and recommendations with respect to investments, investment policies, and the purchase and sale of securities. MAI is also responsible for the selection of broker-dealers through which the Fund executes portfolio transactions, subject to the brokerage policies established by the Trustees.  Under the terms of the interim Investment Advisory Agreement and in accordance with Rule 15a-4 under the Investment Company of 1940, the advisory fee otherwise payable under the Interim Agreement is held in an interest-bearing escrow account to be paid to MAI pending approval by shareholders of the Fund of a permanent investment advisory agreement for the Fund; (ii) the term of the Interim Agreement is the earlier of 150 days from the date of the agreement or the date that a new investment advisory agreement is approved by the shareholders of the Fund; and (iii) the Interim Agreement may be terminated by the Board on 10 days' written notice to MAI.  If shareholders of the Fund do not approve a new investment advisory agreement within 150 days from the date of the Interim Agreement, MAI will be paid the lesser of the costs incurred in performing services under the Interim ~~Advisory~~ Agreement or the total amount in the escrow account, including interest earned.  As of ~~July~~August 31, 2015, no advisory fees or other payments are held in escrow for MAI due to an expense waiver agreement between MAI and the Fund, and no advisory fee payments have been paid since the termination of the Fund's investment management agreement with VCAM.

The Investment Advisory Agreement
The Board is proposing a change in investment advisors for the Fund. The Board has selected MAI as a new investment advisor for the Fund.  When evaluating the reasonableness of the proposed Investment Advisory Agreement, the Board of Trustees considered multiple factors related to the reasonableness of the Investment Advisory Agreement, as further described below, including the nature of the services provided by MAI, as well as the costs of such services and the profits to be realized by MAI in providing such services. If the Investment Advisory Agreement is approved, MAI will pursue the Fund's investment strategy by investing in a diversified portfolio of investments in energy infrastructure and master limited partnerships.
If approved by shareholders, the Investment Advisory Agreement will take effect as soon as practicable following approval. More specifically, the fee schedule applicable to the Fund will remain the same (although overall fund expenses may be lower due to a decrease in acquired fund fees and expenses). With the exception of the investment adviser, all other terms of the Investment Advisory Agreement will remain unchanged.
The tables below show the shareholder fees and pro forma annual operating expenses for the MAI Energy Infrastructure and MLP Fund under both the current interim Investment Advisory Agreement and the proposed Investment Advisory Agreement.
Shareholder Fees
(fees paid directly from your investment)
MAI Energy Infrastructure and MLP Fund – Institutional Class	Current Agreement	Proposed Agreement
Maximum Sales Charge (Load) Imposed On Purchases(as a % of offering price) Redemption Fee Exchange Fee	None None None	None None None

MAI Energy Infrastructure and MLP Fund – Advisor Class	Current Agreement	Proposed Agreement
Maximum Sales Charge (Load) Imposed On Purchases(as a % of offering price) Redemption Fee Exchange Fee	None None None	None None None

Annual Fund Operating Expenses1
(expenses that you pay each year as a percentage of the value of your investment)
MAI Energy Infrastructure and MLP Fund (Institutional)	Current Agreement	Proposed Agreement
Management Fees Distribution and/or Service (12b-1) Fees Other Expenses[2] Total Annual Fund Operating Expenses Fee Waiver and/or Expense Limitation[2] Net Annual Fund Operating Expenses	1.00% None 0.70% 1.70% 0.20% 1.50%	1.00% None 0.70% 1.70% 0.20% 1.50%

MAI Energy Infrastructure and MLP Fund (Advisor)	Current Agreement	Proposed Agreement
Management Fees Distribution and/or Service (12b-1) Fees Other Expenses[1] Total Annual Fund Operating Expenses Fee Waiver and/or Expense Limitation[2] Net Annual Fund Operating Expenses	1.00% 0.25% 0.70% 1.95% 0.20% 1.75%	1.00% 0.25% 0.70% 1.95% 0.20% 1.75%

1.            Since the Fund is newly organized, "Other Expenses" are based on estimated expenses for the current fiscal year.
2.            The Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund's annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, and, as applicable to Advisor Class shares, 12b-1 fees under the Rule 12b-1 distribution plan) to not more than 1.50% of the average daily net assets of the Fund through ~~April 30 ,~~September 30, 201 6 .  The Expense Limitation Agreement may not be terminated prior to that date.  The Advisor cannot recoup from the Fund any amounts paid by the Advisor under the Expense Limitation Agreement.  Further, net annual operating expenses for the Fund may exceed those contemplated by the waiver due to acquired fund fees and other expenses that are not waived under the Expense Limitation Agreement.
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Fund's operating expenses remain the same. The example assumes that the Expense Limitation Agreement will remain in effect for only the contractual period of one year.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:
MAI Energy Infrastructure and MLP Fund (Institutional Class)

Current Agreement		Proposed Agreement
1 Year	3 Years	1 Year	3 Years
$150	$466	$150	$466

MAI Energy Infrastructure and MLP Fund (Advisor Class)

Current Agreement		Proposed Agreement
1 Year	3 Years	1 Year	3 Years
$750	$1,097	$750	$1,097

Other Material Terms of the Investment Advisory Agreement
The proposed Investment Advisory Agreement, if approved by shareholders as proposed, will provide that the agreement is effective for an initial two-year period and will be renewed thereafter only so long as such renewal and continuance is specifically approved at least annually by the Trustees, provided the continuance is also approved by a majority of the Trustees who are not parties to the agreement or interested persons of any such party. The agreement is terminable without penalty by the Trust upon 60 calendar days' written notice by the Trustees or by vote of a majority of the outstanding voting securities or upon 60 calendar days' written notice by MAI. The agreement provides that it will terminate automatically in the event of its "assignment," as defined in the Investment Company Act of 1940.
Like the current Investment Advisory Agreement, the proposed Investment Advisory Agreement if approved by shareholders as proposed will continue to provide that MAI is not liable for any error of judgment or for any loss suffered by the Fund in connection with the performance of the agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services, or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of MAI in the performance of its duties, or from its reckless disregard of its duties and obligations under the agreement.

The proposed Investment Advisory Agreement is attached to this Proxy Statement as Attachment A. Please take the time to read the proposed agreement. The description of the agreement in this Proxy Statement is only a summary. If the proposed Investment Advisory Agreement with MAI is not approved by shareholders, the Board of Trustees will consider other options, including a new or modified request for shareholder approval of a new advisory agreement.
About MAI Capital Management, LLC
MAI Capital Management, LLC is an investment advisory firm registered with the Securities and Exchange Commission. They provide portfolio management to the Fund.
MAI is a limited liability company formed under the laws of the State of Ohio.  MAI is jointly owned by The Buncore Group, Big Play LLC, Mura Holdings, LLC and principals of the firm.  The Buncore Group is controlled by members of the Buncore family; Big Play LLC is controlled by Andrew Rayburn; and Mura Holdings, LLC is controlled by members of the Ahuja family. The names, addresses, titles, and principal occupations of the officers of MAI are set forth below:
Name and Address	Title	Principal Occupation
Gerald H. Gray 1360 East 9th Street Suite 1100 Cleveland, OH 44114	Co-Chief Investment Officer of MAI	Co-Chief Investment Officer of MAI
James D. Kacic 1360 East 9th Street Suite 1100 Cleveland, OH 44114	Chief Financial Officer of MAI	Chief Financial Officer of MAI
Mark H. Summers 1360 East 9th Street Suite 1100 Cleveland, OH 44114	Chief Operating Officer of MAI	Chief Operating Officer of MAI
Shirley A. Titchenell 1360 East 9th Street Suite 1100 Cleveland, OH 44114	Chief Compliance Officer of MAI	Chief Compliance Officer of MAI
John D. Zaller 1360 East 9th Street Suite 1100 Cleveland, OH 44114	Co-Chief Investment Officer of MAI	Co-Chief Investment Officer of MAI

No Trustee of the Fund has any interest in MAI or its affiliates.
Evaluation by the Board of Trustees
At a meeting of the Board of Trustees on June 5, 2015, the Board of Trustees, including the sole Independent Trustee (who is not an "interested person," as defined under the Investment Company Act of 1940) considered whether to approve the proposed Investment Advisory Agreement for the MAI Energy Infrastructure and MLP Fund. In considering whether to approve the Investment Advisory Agreement, the Trustee reviewed and considered the information they deemed reasonably necessary, including the following material factors: (1) the nature, extent, and quality of the services to be provided by MAI; (2) the investment performance of the Fund and MAI; (3) the costs of the services to be provided and profits to be realized by MAI and its affiliates from the relationship with the Fund; (4) the extent to which economies of scale would be realized as the Fund grows and whether advisory fee levels reflect those economies of scale for the benefit of the Fund's investors; (5) MAI's practices regarding brokerage and portfolio transactions; and (6) MAI's practices regarding possible conflicts of interest.
At the meeting, the Trustee reviewed various informational materials, including, but not limited to: the current interim Investment Advisory Agreement and the proposed Investment Advisory Agreement; a memorandum from MAI to the Trustee explaining the rationale for the Investment Advisory Agreement; and a memorandum from the Fund's legal counsel explaining the duties of the Trustee in reviewing the Proposed Investment Advisory Agreement. The memorandum from MAI to the Trustee contained information about the advisory firm and its business, finances, personnel, services to the Fund, investment advice, fees, and compliance program.  The Trustee's review of MAI's compliance program included a review of MAI's written compliance policies and procedures adopted pursuant to Rule 206(4)-7 of the Investment Advisers Act of 1940.  The memorandum also contained information on Fund expenses, including comparative expense ratio information for other mutual funds with strategies similar to the Fund.

The Trustee also reviewed a memorandum from the Fund's legal counsel that summarized the fiduciary duties and responsibilities of the Board of Trustees in reviewing and approving the proposed Investment Advisory Agreement, including the types of information and factors that should be considered in order to make an informed decision. In addition, the Trustee consulted with separate independent legal counsel retained by them regarding their consideration of the Proposed Investment Advisory Agreement for the Fund.
1.	The nature, extent, and quality of the services provided by MAI. In considering the nature, extent, and quality of the services provided by MAI, the Trustee considered the responsibilities of MAI under the Investment Advisory Agreement, as well as the nature, extent, and quality of the services provided by MAI to the Fund under the proposed Investment Advisory Agreement. In that regard, the Trustee reviewed the services to be provided by MAI to the Fund, including, without limitation, the anticipated quality of its investment ~~sub-~~advisory services (including research and recommendations with respect to portfolio securities); its procedures for formulating investment recommendations and assuring compliance with the investment objectives and limitations of the Fund and its efforts to promote the Fund, grow the assets of the Fund, and otherwise assist in the distribution of the Fund's shares. The Trustee also noted that MAI had previously provided sub-advisory services through an Investment Sub-Advisory Agreement with VCAM and wished to continue to provide services to the Fund.
After reviewing the foregoing information and further information in the memorandum from MAI (e.g., descriptions of MAI's business, MAI's compliance programs, and MAI's registration documents on file with the Securities and Exchange Commission), the Board of Trustees concluded that the nature, extent, and quality of the services provided by MAI would be satisfactory and adequate for the Fund.
2.	Investment performance of the Fund and MAI. In considering the investment performance of the Fund and Advisor, the Trustee noted that the Fund's prior performance was attributable to the Fund's investment sub-advisor. Thus, the ability of the Trustee to consider the investment performance of the Fund with respect to MAI was limited.
Given these circumstances, the Trustee reviewed the performance of the Fund since inception, as MAI would continue to provide advisory services to the Fund. It was noted that the Fund's performance since inception ~~was similar to and exceeded many of its peers~~underperformed its peers. The Trustee noted the Fund's limited performance history (less than one year), as well as the overall market trends in the energy industry during the limited history of the Fund. Thus, after considering the Fund's investment performance since inception (with its limited performance history), that MAI would continue to provide advisory services and other factors, the Board concluded the investment of the Fund and MAI was satisfactory.
3.	Costs of the services to be provided and profits to be realized by MAI. In considering the costs of the services to be provided and profits to be realized by MAI and its affiliates from the relationship with the Fund, including any indirect benefits derived by MAI from the relationship with the Fund, the Trustee first noted that the management fee for the Fund is 1.00% of average daily new assets.
In considering the profitability of MAI in providing the services contemplated under the Investment Advisory Agreement, the Board of Trustees considered the nature of the services to be provided by MAI. In particular, the Trustee noted that, as presented at the Board Meeting, MAI would be responsible for pursuing the Fund's investment strategy by investing in a diversified portfolio of investments in energy infrastructure and master limited partnerships.
The Trustee reviewed and discussed the financial stability and profitability of the MAI. The Trustee also noted that the owners of MAI would provide a letter of financial support to ensure that MAI had sufficient capital to provide advisory services to the Fund.

The Trustee then compared the fees and expenses of the Fund (including the management fee) to other funds comparable in terms of the type of the Fund, the nature of its investment strategy, and its style of investment management, among other factors. It was noted that the proposed management fee would be similar to those of the comparable funds and the expense ratio under the proposed Investment Advisory Agreement would comparable to those of the comparable funds. The Trustee pointed out that the Fund was much smaller than the industry average and the comparable funds that had been identified. The Trustee also noted that the Fund had limited history of operations.
Following this comparison and upon further consideration and discussion of the foregoing, the Board of Trustees concluded that the fees to be paid to MAI by the Fund were fair and reasonable in relation to the nature and quality of the services provided by MAI and that they reflected charges that were within a range of what could have been negotiated at arm's length.
4.	Extent to which economies of scale would be realized as the Fund grows. The Trustee reviewed the Fund's fee arrangement with MAI in order to evaluate the extent to which economies of scale would be realized as the Fund grow and whether the advisory fee levels reflect these economies of scale for the benefit of the Fund's investors. The Trustee noted that the Fund had only recently commenced operations and, consequently, they had limited operational history with which to evaluate the realization of economies of scale. The Trustee reviewed the fee arrangements for breakpoints or other provisions that would allow the Fund's shareholders to benefit from economies of scale as the Fund grow. The Trustee determined that the maximum management fee would stay the same when the Fund reaches higher asset levels and, therefore, did not reflect economies of scale. The Trustee noted that the Fund was in a start-up phase and economies of scale were unlikely to be achievable in the near future. It was pointed out that breakpoints in the advisory fee could be reconsidered in the future.
The Trustee noted that the Fund will benefit from economies of scale under the agreement with the Fund's administrator since it utilized breakpoints. The Trustee also noted that MAI was contractually bound to limit the Fund's expenses through an Expense Limitation Agreement. The Trustee determined that these arrangements provided potential savings for the benefit of the Fund's investors.
Following further discussion of the Fund's asset levels, expectations for growth, and fee levels, the Board of Trustees determined that the Fund's fee arrangements were fair and reasonable at the present time in relation to the nature and quality of the services provided by MAI.
5.	Practices regarding brokerage and portfolio transactions. In considering MAI's practices regarding brokerage and portfolio transactions, the Trustee considered MAI's standards, and performance in utilizing those standards, for seeking best execution for Fund portfolio transactions. The Trustee also considered the projected portfolio turnover rate for the Fund; the method and basis for selecting and evaluating the broker-dealers used; the process by which evaluations are made of the overall reasonableness of commissions paid; the method and basis for selecting and evaluate the broker-dealers used; any anticipated allocation of portfolio business to persons affiliated with MAI; and the extent to which the Fund allocates portfolio business to broker-dealers who provide research, statistical, or other services (soft dollars). After further review and discussion, the Board of Trustees determined that MAI's practices regarding brokerage and portfolio transactions were satisfactory.
6.	Practices regarding conflicts of interest. In considering MAI's practices regarding conflicts of interest, the Trustee evaluated the potential for conflicts of interest and considered such matters as the experience and ability of the advisory personnel assigned to the Fund; the basis of decisions to buy or sell securities for the Fund; and the substance and administration of MAI's code of ethics. The Trustee also considered potential conflicts arising from personnel of MAI being associated with the Fund's administrator. Following further consideration and discussion, the Board of Trustees indicated that MAI's standards and practices relating to the identification and mitigation of possible conflicts of interests were satisfactory.
Having requested and received such information from MAI as the Trustee believed to be reasonably necessary to evaluate the terms of the proposed Investment Advisory Agreement, and as assisted by the advice of independent counsel, the Board of Trustees, including the sole Independent Trustee, approved the proposed Investment Advisory Agreement and voted to recommend it to the shareholders of the Fund for approval.

Conclusion
The Board of Trustees believes approval of the proposed Investment Advisory Agreement will benefit the Fund and its shareholders. The Board of Trustees recommends voting FOR this proposal. In the event that the proposal is not approved by the Fund's shareholders, the Board of Trustees will then consider what action, if any, should be taken with respect to such Fund.

MAI Energy Infrastructure and MLP Fund
A series of the Leeward Investment Trust
116 South Franklin Street
Rocky Mount, North Carolina 27804
Tel (800) 773-3863 Fax (252) 972-1908

PROPOSAL

~~August 3,~~September [  ], 2015

Proposal to Elect a Nominee, Thomas R. Galloway, to Serve as a Member of the Board of Trustees

The Board of Trustees is proposing the election of its nominee, Thomas R. Galloway (the "Trustee Nominee"), to serve as a member of the Board of Trustees of the Trust, to hold office for an indefinite term, and until his successor is duly elected and qualified.
The Board of Trustees believes the election of Mr. Galloway will benefit the Trust and its shareholders. The Board of Trustees recommends voting FOR this proposal. In the event that the proposal is not approved by the Fund's shareholders, the Board of Trustees will then consider what action, if any, should be taken with respect to such Fund.
The purpose of this proposal is to elect an individual to serve on the Trust's Board of Trustees.  The By-Laws of the Trust provide that the number of seats on the Board of Trustees shall be fixed from time to time by a vote adopted by a majority of the Trustees.  The Board of Trustees is currently comprised of one Trustee, Theo H. Pitt, Jr., who is not an "interested person" of the Trust (as that term is defined in the Investment Company Act of 1940) ("Independent Trustee").  The Board of Trustees recently created a second seat on the Board of Trustees and nominated Thomas R. Galloway to fill the new vacancy as an Independent Trustee.  Mr. Galloway serves as a trustee for another investment company and has experience in investment management as a portfolio manager and would provide the Trust with broad knowledge of the investment management industry.

~~While the Board of Trustees can often appoint new Trustees without a shareholder vote, new Trustees~~A new Trustee can only be appointed by the sitting ~~Trustees~~Trustee if at least two-thirds of the Trustees have ~~not~~ been elected by shareholders ~~following~~after the appointment.  If the new Trustee Nominee is appointed by the Board of Trustees without an election by shareholders, the number of Trustees elected by the shareholders would represent fewer than two-thirds of the Board of Trustees.  Consequently, a shareholder meeting to elect a new Trustee is required.   Election of the Trustee will allow the Board to appoint new Trustees to fill future vacancies created by retirements, resignations, or an expansion of the Board.  The Board of Trustees, therefore, is asking shareholders to vote on the election of the Trustee Nominee in accordance with applicable provisions of the Trust's governing documents, Delaware law, and the Investment Company Act of 1940.

If the shareholders fail to elect the Trustee Nominee, then the Board of Trustees will consider alternative nominations.  If for any reason, the Trustee Nominee should not be available for election or able to serve as a trustee, the proxies will exercise their voting power in favor of such substitute nominees, if any, as the Board of Trustees may designate.  The Trust has no reason to believe that it will be necessary to designate a substitute nominee.  If the Trustee Nominee receives the affirmative vote of a majority of all votes cast at the Special Meeting, he will be elected so long as a quorum is present.

The Board of Trustees

The Board of Trustees is responsible for the management and supervision of the Fund.  The Trustees set broad policies for the Fund and choose the Fund's officers.  The Trustees also approve all significant agreements between the Trust, on behalf of the Fund, and those companies that furnish services to the Fund; review performance of the Fund's investment advisor and the Fund; and oversee activities of the Fund.  Generally, each Trustee and officer serves an indefinite term or until certain circumstances such as their resignation, death, or otherwise as specified in the Trust's organizational documents.  Any Trustee may be removed at a meeting of shareholders by a vote meeting the requirements of the Trust's organizational documents.

The Trustee Nominee

The Board of Trustees has concluded, based on the Trustee Nominee's experience, qualifications, attributes, or skills, that the Trustee Nominee is qualified to serve on the Board of Trustees in light of the Trust's business and structure.  The Board of Trustees believes that the ability of the Trustee Nominee to review critically, evaluate, question and discuss information provided to him, to interact effectively with the Trust's investment advisor, other service providers, legal counsel, and the independent registered public accounting firm, and to exercise effective business judgment in the performance of his duties as a Trustee support this conclusion.  Please note that the Trust has not adopted procedures by which shareholders of the Fund may recommend nominees to the Board of Trustees.

Mr. Galloway serves as an Independent Trustee for ~~multiple mutual fund complexes~~another registered investment company and would provide the Trust with broad knowledge of the mutual fund industry, particularly with respect to financial statements and contract negotiation.  Galloway has over twenty years of experience in the investment industry, particular with respect to high yield, bank loan, and distressed securities. He is currently an independent investor.

Mr. Galloway spent twelve years at Western Asset Management ("WAMCO"), where he served as an analyst and portfolio manager. Prior to joining WAMCO in 2000, Tom worked at Merrill Lynch Asset Management, where he analyzed multiple industry sectors. He began his investment career in 1992 at a boutique investment firm, where he specialized in high yield and distressed securities.

The following chart shows information for the Trustee Nominee, as well as each the current Trustee and officers of the Trust.  Unless otherwise indicated, the address of each Trustee and officer, is 116 South Franklin Street, Rocky Mount, North Carolina 27804.

Name, Age and Address	Position held with Fund or Trust	Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Independent Trustee Nominee
Thomas R. Galloway, Age: 51	Trustee Nominee	n/a	Independent investor/self-employed (2012-present); Loan Analyst, Western Asset Management (2000-2012).	n/a	Independent Trustee of Prophecy Alpha Fund I (registered investment company).
Independent Trustees
Theo H. Pitt, Jr. Age: 78	Independent Trustee	Since 9/10	Senior Partner, Community Financial Institutions Consulting (financial consulting) since 1999; Partner, Pikar Properties (real estate) since 2001.	2
Independent Trustee of World Funds Trust for its twelve series, Gardner Lewis Investment Trust for its two series, Starboard Investment Trust for its twenty-eight series and Hillman Capital Management Investment Trust for its one series (all registered investment companies).

Other Officers
Katherine M. Honey Age: 41	President	Since 6/15	EVP of The Nottingham Company since 2008.	n/a	n/a
Ashley E. Harris Age: 31	Treasurer Trust	Since 6/15	Fund Accounting Manager and Financial Reporting, The Nottingham Company since 2008.	n/a	n/a

Name, Age and Address	Position held with Fund or Trust	Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Matthew J. Beck Age: 27	Secretary	Since 06/15	General Counsel of The Nottingham Company since 2014.	n/a	n/a
John Canning Age: 43	Chief Compliance Officer	Since 8/14	Managing Director, Cipperman Compliance Services, LLC (2011-present). Formerly, Director of Mutual Fund Administration of Nationwide Fund Group (2008-2011).	n/a	n/a

Leadership Structure

The Board of Trustees currently includes one Independent Trustee.  Mr. Pitt, the Independent Trustees, is Chairman of the Board.  The Board of Trustees reviews its structure regularly and believes its current leadership structure is appropriate given the Trust's and the Board's current and historical small size and the fact that this size permits Trust management to communicate with each Independent Trustee as and when needed, and permits each Independent Trustee to be involved in each of the Board's committees and functions.

The Board of Trustees met ~~six~~four times during the fiscal year ended ~~September~~June 30, ~~2012.~~2015.  Each Trustee attended all of the Board meetings.  The Board meets on quarterly basis, typically in person, but they may meet by telephone as permitted by the Investment Company Act of 1940.  Besides the quarterly meetings, may hold special meetings or meet an informal basis at other times.  The Independent Trustees also meet at least quarterly without the presence of any representatives of management.  The Independent Trustees may from time to time engage consultants and other advisers to assist them in performing their oversight responsibilities.

The Board of Trustees has established a committee structure that includes an Audit Committee, Nominating Committee, Proxy Voting Committee, and Qualified Legal Compliance Committee (discussed in more detail below).  Each committee is comprised entirely of Independent Trustees.

Risk Oversight

With respect to risk oversight, the Board of Trustees seeks to understand the key risks facing the Fund, including those involving conflicts of interest, and how Trust management identifies, monitors, and controls those risks on an ongoing basis.  The quarterly meetings held by the Board of Trustees serve as an opportunity to consider and address these matters.  During these meetings, the Board of Trustees receives reports from Trust management, including the Trust's principal officers and chief compliance officer, and the Fund's service providers on regular quarterly items and, where appropriate and as needed, on specific issues.  As part of its oversight function, the Board of Trustees also may hold special meetings or communicate directly with the Trust's officers to address matters arising between regular meetings.

The Board of Trustees has appointed a Chief Compliance Officer who is responsible for administering the Funds' compliance program, including monitoring and enforcing compliance by the Fund and its service providers with the federal securities laws. The Chief Compliance Officer has an active role in daily Fund operations and maintains a working relationship with the Fund's service providers.  The Chief Compliance Officer provides reports on the compliance program directly to the Board of Trustees, including an annual written report that summarizes his review and assessment of the adequacy of the compliance program.

Trustee Standing Committees

The Board of Trustees has established the following standing committees:

Audit Committee.  The Independent Trustee sits on the Audit Committee.  The Audit Committee oversees the Fund's accounting and financial reporting policies and practices, reviews the results of the annual audits of the Fund's financial statements, and interacts with the Fund's independent auditors on behalf of all the Trustees.  The Audit Committee operates pursuant to an Audit Committee Charter and meets periodically as necessary.  The Audit Committee met once during the twelve-month period ended June 30, 2015.
Governance Committee. The Independent Trustee sits on the Governance Committee.  The Governance Committee assists the Board of Trustees in adopting fund governance practices and meeting certain fund governance standards.  The Governance Committee operates pursuant to a Governance Committee Charter and normally meets annually, but may also meet as often as necessary to carry out its purpose.  The Governance Committee met once during the twelve-month period ended June 30, 2015.
Nominating Committee.  The Independent Trustee sits on the Nominating Committee.  The Nominating Committee nominates, selects, and appoints independent trustees to fill vacancies on the Board of Trustees and to stand for election at meetings of the shareholders of the Trust.  The Nominating Committee meets only as necessary.  The Nominating Committee generally will not consider nominees recommended by shareholders of the Trust.  The Nominating Committee met once during the twelve-month period ended June 30, 2015.
Proxy Voting Committee.  The Independent Trustee sits on the Proxy Voting Committee.  The Proxy Voting Committee will determine how the Fund should vote, if called upon by the Board or the ~~Sub-~~Advisor, when a matter with respect to which the Fund is entitled to vote presents a conflict between the interests of the Fund's shareholders, on the one hand, and those of the Fund's ~~Sub-~~Advisor, principal underwriter, or an affiliated person of the Fund, its investment advisor~~, investment sub-advisor,~~ or principal underwriter, on the other hand.  The Proxy Voting Committee will also review the Trust's Proxy Voting Policy and recommend any changes to the Board as it deems necessary or advisable.  The Proxy Voting Committee will also decide if the Fund should participate in a class action settlement, if called upon by the ~~Sub-~~Advisor, in cases where a class action settlement with respect to which the Fund is eligible to participate presents a conflict between the interests of the Fund's shareholders, on the one hand, and those of the ~~Sub-~~Advisor, on the other hand.  The Proxy Voting Committee meets only as necessary and did not meet during the twelve-month period ended June 30, 2015.
Qualified Legal Compliance Committee.  The Independent Trustee sits on the Qualified Legal Compliance Committee.  The Qualified Legal Compliance Committee receives, investigates, and makes recommendations as to appropriate remedial action in connection with any report of evidence of a material violation of securities laws or breach of fiduciary duty or similar violation by the Trust, its officers, Trustees, or agents.  The Qualified Legal Compliance Committee meets only as necessary and did not meet during the twelve-month period ended June 30, 2015.
Beneficial Equity Ownership Information.  The table below shows for the Trustee, the amount of Fund equity securities beneficially owned by the Trustee, and the aggregate value of all investments in equity securities of the Fund complex, as of valuation date of ~~December 31, 2014 and stated as one of the following ranges:  A = None; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.~~June 30, 2015.
Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen By Trustee In Family of Investment Companies*
Theo H. Pitt, Jr.	~~A~~None	~~A~~None
* Includes all the funds of the Trust managed by the Advisor.
Ownership of Securities of Advisor, Distributor, or Related Entities.  As of ~~December 31, 2014,~~June 30, 2015, the Independent Trustee and/or his immediate family members did not own securities of the Advisor, ~~Sub-Advisor,~~ Distributor, or any entity controlling, controlled by, or under common control with the Advisor~~, Sub-Advisor,~~ or Distributor.

Compensation.  Officers of the Trust and Trustees who are interested persons of the Trust~~,~~ or the Advisor ~~or the Sub-Advisor~~ will receive no salary or fees from the Trust.  The Independent Trustee receives $2,000 per Fund each year.  The Trust reimburses each Trustee and officers of the Trust for his or her travel and other expenses relating to attendance at such meetings.  Because the Fund has not been in operation for a full year, the following table presents the estimated compensation for the Trustee for the first full fiscal year.
Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Trustees*
Theo H. Pitt, Jr.	$~~4,000~~2,000	None	None	$4,000
*Each of the Trustees serves as a Trustee to all series of the Trust.
Conclusion

The Board of Trustees believes election of the Trustee Nominee to serve on the Trust's Board of Trustees will benefit the Fund and its shareholders.  The Board of Trustees recommends voting FOR this proposal.  In the event that the proposal is not approved by the Fund's shareholders, the Board of Trustees will then consider what action, if any, should be taken with respect to such Fund.

~~MAI Energy Infrastructure and MLP Fund~~
~~A series of the Leeward Investment Trust~~
~~116 South Franklin Street~~
~~Rocky Mount, North Carolina 27804~~
~~Tel (800) 773-3863 Fax (252) 972-1908~~

~~OTHER INFORMATION~~

~~August 3, 2015~~

~~Voting Securities~~
~~The MAI Energy Infrastructure and MLP Fund (formerly known as the Vertical Capital MLP & Energy Infrastructure Fund) is a series of an open-end registered investment company that has the authority to issue an unlimited number of shares. As of July 7, 2015, the Record Date, there were 1,192,106.138 shares of the Fund outstanding and entitled to vote at the Special Meeting. Shareholders are entitled to one vote for each full share and a proportionate vote for each fractional share held as of the Record Date.~~
~~Principal Holders of Voting Securities~~
~~To the best knowledge of the Trust, the following tables contain information regarding the ownership of the Fund as of the Record Date by any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who is known to the Trust to be the beneficial owner of more than five percent of any class of shares of the Fund. As of the Record Date, the Fund's Trustees and officers did not own shares of the Fund.~~
~~MAI Energy Infrastructure and MLP Fund~~
~~Institutional Class Shares~~

~~Name and Address of Beneficial Owner~~	~~Number of  Shares~~	~~Percent~~
~~NFS FBO DJ McManus Foundation 420 W Broadway New York, NY 10012~~	~~63,634.570 Shares~~	~~5.56%~~

~~Advisor Class Shares~~

~~Name and Address of Beneficial Owner~~	~~Number of  Shares~~	~~Percent~~
~~Charles Schwab and Co., Inc. 211 Main Street San Francisco, CA 94105~~	~~29,723.162 Shares~~	~~63.42%~~
~~Ameritrade~~	~~2,377.848 Shares~~	~~5.07%~~
~~NFS FBO Daniel and Sallie Carneval 3819 Hidden Springs Drive Erie, PA 16506~~	~~11,436.414 Shares~~	~~24.40%~~

~~Shareholders owning more than 25% of the shares of the Fund are considered to "control" the Fund, as that term is defined under the Investment Company Act of 1940. Persons controlling the Fund can determine the outcome of any proposal submitted to the shareholders for approval.~~

~~Voting Procedures~~
~~Shareholders may vote by submitting a proxy to the Fund or by attending the Special Meeting and voting in person. In order to submit a proxy, a shareholder may mark, sign, and date the enclosed proxy and return it to the Fund using the enclosed envelope. No postage is required if the proxy is mailed in the United States. In the alternative, completed proxies may also be submitted by facsimile to 252-972-1908 or electronic mail to shareholders@ncfunds.com.~~
~~The holders of a majority of the outstanding shares of the Fund entitled to vote at the Special Meeting (a "quorum") must be present (in person or by proxy) in order to conduct business at the Special Meeting. If a quorum is not present at the Special Meeting, or if a quorum is present but sufficient votes to approve the proposal are not received, the person named as proxy may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies. No adjournment will be for a period exceeding 120 days after the Record Date. Any such adjournment will require the affirmative vote of a majority of shares present in person or by proxy at the session of the meeting to be adjourned.~~
~~The person named as proxy will vote in favor of any such adjournment those proxies which instruct them to vote in favor of the proposals to be considered at the adjourned meeting, and will vote against any such adjournment those proxies which instruct them to vote against or to abstain from voting on all proposals to be considered at the adjourned meeting.~~
~~A quorum being present, a vote of the holders of (i) at least 67% of the shares entitled to vote at the Special Meeting with respect to the Fund and (ii) more than 50% of the outstanding voting securities of the Fund, as defined in Section 2(a)(42) Investment Company Act of 1940, is required for approval of the Proposal.~~
~~If a proxy represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares of the Fund on a particular matter with respect to which the broker or nominee does have discretionary power) or is marked with an abstention, the Fund shares represented thereby will be considered present at the Special Meeting for purposes of determining the existence of a quorum for the transaction of business. Abstentions and broker non-votes, however, will not be counted in determining the number of shares voting for the Proposal and any other shareholder proposal that may come before the Special Meeting; therefore, abstentions and broker non-votes are, effectively, counted as shares voting against the Proposal and any other shareholder proposal that may come before the Special Meeting. Unsigned proxies will not be considered present at the Special Meeting.~~
~~The duly appointed proxy or authorized persons may, at their discretion, vote upon such other matters as may properly come before the Special Meeting.~~
~~Shareholder Proposals~~
~~The Fund has not received any shareholder proposals for this Special Meeting. Under the proxy rules of the Securities & Exchange Commission, shareholder proposals may, under certain conditions, be included in the Fund's proxy materials for a particular meeting. Under these rules, proposals submitted for inclusion in the Fund's proxy materials must be received within a reasonable period of time before the Fund begins to print and mail its proxy materials. The submission by a shareholder of a proposal for inclusion in a proxy statement does not guarantee that it will be included. Shareholder proposals are subject to certain regulations under federal securities laws relating to inclusion.~~
~~A shareholder proposal intended to be presented at any future meetings of the Fund's shareholders should be sent to Nottingham Shareholder Services, LLC, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365. The Fund does not hold annual meetings of shareholders.~~
~~Revocation of Proxy~~
~~A shareholder who executes a proxy may revoke it at any time before it is exercised by submitting a new proxy to the Fund or by attending the Special Meeting and voting in person. A new proxy can be submitted by any of the same means by which the original proxy could be submitted: mail, facsimile, or electronic mail. In addition, a shareholder may revoke a proxy by delivering a written notice to Jennifer L. Vick of Nottingham Shareholder Services, LLC, either at the Special Meeting or, prior to the meeting date, by (i) mail to the offices of Nottingham Shareholder Services, LLC, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365; (ii) facsimile to 252-972-1908; or (iii) electronic mail to shareholders@ncfunds.com.~~

~~Proxy Solicitation; Expenses~~
~~The Fund's Board of Trustees is making this solicitation of proxies. Solicitation will be made primarily by mail, but may also be made by telephone, facsimile, electronic mail, or personal interview conducted by certain officers or employees of the Fund and MAI without additional compensation or, if necessary, a commercial firm retained for this purpose. MAI will bear all of the costs of soliciting proxies from shareholders, including the cost of assembling and mailing this proxy statement and the enclosed materials for the Fund. The Fund intends to ask brokers and banks holding shares in their names or in the names of nominees to solicit proxies from customers owning such shares, where applicable. MAI estimate that they will spend approximately $8,000 in total costs for soliciting shareholder proxies.~~
~~The Fund's Investment Advisor, Principal Underwriter, and Administrator~~
~~The current investment advisor for the Fund is MAI Capital Management, LLC, with an address at 1360 East 9th Street, Suite 1100, Cleveland, Ohio 44114. The Fund's principal underwriter is Capital Investment Group, Inc. with an address at 17 Glenwood Avenue, Raleigh North Carolina 27606. The Fund's administrator is The Nottingham Company with an address at 116 South Franklin Street, Rocky Mount, North Carolina 27804.~~
~~Annual Report~~
~~The Fund's Annual Report for the fiscal year ended November 30, 2015, including audited financial statements, will be mailed to shareholders of record on or about January 29, 2016. The Fund will furnish, without charge, a copy of the Annual Report and the Semi-Annual Report to a shareholder upon request to the Fund by writing Jennifer L. Vick at Nottingham Shareholder Services, LLC, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365 or by calling the Fund toll-free at 1-800-773-3863.~~
~~Other Business~~
~~Fund management knows of no other business to be presented at the Special Meeting other than the matters set forth in this proxy statement. In the event that any matters other than those referred to in the accompanying Notice should properly come before and be considered at the Special Meeting, it is intended that proxies in the accompanying form will be voted thereon in accordance with the judgment of the person or persons voting such proxies.~~
~~Please complete the enclosed proxy and return it promptly. You may revoke your proxy at any time prior to the Special Meeting by following the revocation procedures detailed above.~~
       ~~August 3, 2015~~

                                                                                                  ~~By Order of the Board of Trustees~~

                                                                                                  /s/ Theo Pitt

                                                                                                  ~~Theo Pitt~~
                                                                                                  ~~Chairman~~

~~Important Notice Regarding the Availability of Proxy Materials For The Shareholder Meeting to Be Held on August 27, 2015: The proxy statement is available at http://www.ncfunds.com/MAIproxy.com.~~

ATTACHMENT A
INVESTMENT ADVISORY AGREEMENT

Between

LEEWARD INVESTMENT TRUST

And

MAI CAPITAL MANAGEMENT, LLC

INDEX

1.	ENGAGEMENT OF THE ADVISER	pg 3
2.	ADVISER PERFORMANCE OF SERVICES	pg 4
3.	SUPERVISION AND COMPLIANCE	pg 5
4.	COMPENSATION	pg 5
5.	STATUS OF ADVISER	pg 5
6.	ENGAGEMENT OF SUB-ADVISER	pg 5
7.	LIMITATION OF LIABILITY AND INDEMNIFICATION	pg 5
8.	LIABILITY OF SHAREHOLDERS	pg 6
9.	REPRESENTATIONS AND WARRANTIES	pg 6
10.	NOTICE OF CHANGE IN CONTROL	pg 6
11.	DURATION AND TERMINATION	pg 6
12.	AMENDMENT OR ASSIGNMENT OF AGREEMENT	pg 7
13.	STRUCTURE OF AGREEMENT	pg 7
14.	MISCELLANEOUS	pg 7

APPENDIX A		pg 9

INVESTMENT ADVISORY AGREEMENT

            THIS INVESTMENT ADVISORY AGREEMENT ("Agreement") is made and entered into as of this 27th day of August, 2015, by and between LEEWARD INVESTMENT TRUST, a Delaware statutory trust (the "Trust"), and MAI CAPITAL MANAGEMENT, LLC, an Ohio Limited Liability Company (the "Adviser"), located at 1360 East 9th Street, Suite 1100, Cleveland, OH 44114 on behalf of the MAI Energy Infrastructure and MLP  Fund a fund series of the Trust.

            WHEREAS, The Trust is  an open-end management investment company, registered as such under the Investment Company act of 1940, as amended (the "Act"); and

            WHEREAS, the Trust is authorized to issue shares of beneficial interest in separate series of funds, each fund having its own investment objective or objectives, policies and limitations, and to enter into advisory agreements for the investment of assets of each such fund; and

            WHEREAS, the Trust specifically offers such shares in the fund series "MAI Energy Infrastructure and MLP Fund" as identified on Appendix A hereto (hereinafter "the Fund")

            WHEREAS, the Adviser is  an investment adviser registered under the Investment Advisers Act of 1940 and is engaged  in the business of asset management; and

            WHEREAS, the Trust desires to engage the Adviser to render investment advisory services to the Trust with respect to the Fund in the manner and on the terms and conditions hereinafter set forth, and the Adviser is willing to furnish such services;

            NOW, THEREFORE, in consideration of compensation to be paid by the Trust, and the mutual promises of the parties, as set forth herein the parties  agree as follows:

1.	ENGAGEMENT OF THE ADVISER
For the period and on the terms set forth in this Agreement, the Trust hereby engages the Adviser to act as investment adviser to the Fund, which engagement the Adviser accepts, and which, subject to the supervision of the Trust's Board of Trustees as provided herein, Adviser agrees to provide a continuous investment program for the Fund, and to perform services with respect to investment of assets of the Fund as follows:

a)	Manage the investment and reinvestment of the assets of the Fund;

b)	Continuously review, supervise, and administer the investment program of the Fund;

c)	Determine, in its discretion, the securities to be purchased, retained, or sold (and implement those decisions) with respect to the Fund;

d)	Provide the Fund and Trust with records concerning the Adviser's activities under this Agreement which the Fund and Trust are required to maintain;

e)	Render regular reports to the Trust's trustees and officers concerning the Adviser's discharge of the foregoing responsibilities; and

f)
Perform such other services as are deemed by Adviser and the Trust to be necessary or appropriate in administration of the investment program for the Fund, or as agreed by the Adviser and the Trust from time to time.

2.	ADVISER PERFORMANCE OF SERVICES

a)
Provision of Services. The parties agree that Adviser's duties under this Agreement may be furnished by or through, or delegated to, any officers, directors,  affiliates, or employees of the Adviser, or through such other persons or entities affiliated with Adviser as the Adviser may determine from time to time, provided that Adviser shall supervise any such arrangements, and activities are in accord with all applicable requirements of the Act and any applicable state registration of licensing requirements. Nothing provided herein shall relieve Adviser of any duties or obligations under this Agreement.

b)
Expenses and Personnel.  The Adviser agrees, at its own expense or at the expense of one or more of its affiliates, to provide office space, furnishings, equipment, and personnel in connection with the performance of services under this Agreement, or as may be reasonably required in the judgment of the trustees of the Trust to perform the services provided herein. Except to the extent expressly assumed by the Adviser herein, and except to the extent required by law to be paid by the Adviser, the Trust shall pay all ordinary costs and expenses in connection with the operation of the Fund, including without limitation all expenses associated with custody of the Fund's cash or securities; costs of maintaining and servicing investor accounts and investor reporting; and all legal compliance costs of the Fund. However, extraordinary expenses requested for or caused by the Adviser shall be paid for by the Adviser. Nothing provided herein shall relieve Adviser of any duties or obligations it may assume under any Expense Limitation Agreement with the Fund.

c)
Fund Transactions.  The Adviser is authorized to select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Fund.  With respect to brokerage selection, the Adviser shall seek to obtain the best overall execution for fund transactions, which is a combination of price, quality of execution, and other factors.  Subject to 28(e) of the Securities Exchange Act of 1934, as amended, the Adviser may, in its discretion, purchase and sell portfolio securities from and to brokers and dealers who provide the Adviser with brokerage, research, analysis, advice, and similar services, and the Adviser may pay to these brokers and dealers, in return for such services, a higher commission or spread than may be charged by other brokers and dealers, provided that the Adviser determines in good faith that such commission is reasonable in terms either of that particular transaction or of the overall responsibility of the Adviser to the Fund and its other clients and that the total commission paid by the Fund will be reasonable in relation to the benefits to the Fund and its other clients over the long-term.  The Adviser will promptly communicate to the officers and the trustees of the Trust such information relating to portfolio transactions as they may reasonably request.

d)
Books and Records.  Adviser shall keep records relating to its services hereunder in accordance with the Act and any other applicable laws. All books and records prepared and maintained by the Adviser for the Fund and Trust under this Agreement shall be the property of the Fund and Trust and, upon request, the Adviser shall surrender to the Fund and Trust such of the books and records so requested. Adviser further agrees to maintenance and retention of books and records for periods described in the Act and rules thereunder.

e)
Compliance Procedures.  The Adviser represents and agrees that it has, in accordance with Rule 206(4)-7 of the Act, adopted and implemented written policies and procedures reasonably designed to prevent violations of the Act, and will provide the Trust with copies of such written policies and procedures upon request.

f)
Code of Ethics.  The Adviser represents and agrees that it has adopted a written Code of Ethics complying with the requirements of the Act and applicable rules thereunder, and will provide the Trust with a copy of the Code and evidence of its adoption upon request.

33.	SUPERVISION AND COMPLIANCE

The Adviser shall discharge its responsibilities under this Agreement in compliance with (i) such policies as the trustees may from time to time establish; (ii) the Fund's objectives, policies, and limitations as set forth in the prospectus and statement of additional information, as the same may be amended from time to time; and (iii) with all applicable laws and regulations.  In the performance of its responsibilities hereunder, Adviser shall be subject to supervision and control of the trustees of the Trust acting in a manner consistent with the trustees' responsibilities to the Trust and the operation of the Fund.

4.	COMPENSATION
The Trust will pay, or cause to be paid to, the Adviser and the Adviser will accept as full compensation an investment advisory fee, based upon the average daily net assets of the Fund, computed at the end of each month and payable within five business days thereafter, according to the schedule attached hereto as Appendix A.

5.	STATUS OF ADVISER
The services of the Adviser to the Fund and Trust are not to be deemed exclusive, and the Adviser shall be free to render similar services to others so long as its services to the Fund and Trust are not impaired thereby; provided, however, that without providing written notice to the Trust's Board of Trustees, the Adviser will not serve as investment adviser to any other registered investment company having a similar investment strategy to that of the Fund.  The Adviser shall be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Trust or the Fund in any way or otherwise be deemed an agent of the Fund or Trust.  Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of the Adviser, who may also be a trustee, officer, or employee of the Trust, to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature.

6.	ENGAGEMENT OF SUB-ADVISER
Subject to the Trust's obtaining the initial and periodic approvals required under Section 15 of the Act, the Adviser may retain one or more sub-advisers, at the Adviser's own cost and expense, for the purpose of managing the investments of the assets of the Fund of the Trust. Retention of one or more sub-advisers shall in no way reduce the responsibilities or obligations of the Adviser under this Agreement and the Adviser shall, subject to Section 6 of this Agreement, be responsible to the Trust for all acts or omissions of any sub-adviser in connection with the performance of the Adviser's duties hereunder.

7.	LIMITATION OF LIABILITY AND INDEMNIFICATION

a)
The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder.  The Adviser shall not be liable for any error of judgment or mistake of law, or for any loss arising out of any investment, or for any act or omission in the execution of securities transactions for the Fund, provided that nothing in this Agreement shall protect Adviser against any liability to the Trust to which Adviser would be subject by reason of a breach of fiduciary duty with respect to receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its duties, or from reckless disregard by the Adviser of its obligations and duties under this Agreement.

b)
Adviser shall have no responsibility or liability for the accuracy or completeness of the Trust's registration statement under the Act  or the Securities Act of 1933, or any filings with the United States Securities and Exchange Commission thereunder except for information supplied by the Adviser for inclusion therein.  The Trust agrees to indemnify the Adviser to the full extent permitted by the Trust's Declaration of Trust.

c)
Any liability of the Adviser to the Fund shall not automatically impart liability on the part of the Adviser to any other series of the Trust.  The Fund shall not be liable for the obligations of any other series of the Trust, nor shall any other series of the Trust be liable for the obligations of the Fund.  The limitations of liability provided under this section are not to be construed so as to provide for limitation of liability for any liability (including liability under U.S. federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such limitation of liability would be in violation of applicable law, but will be construed so as to effectuate the applicable provisions of this section to the maximum extent permitted by applicable law.

8.	LIABILITY OF SHAREHOLDERS
As provided by applicable law, the obligations of or arising out of this Agreement are not binding upon any of the shareholders of the Trust individually but are binding only upon the assets and property of the Trust and that the shareholders shall be entitled, to the fullest extent permitted by applicable law, to the same limitation on personal liability as shareholders of private corporations for profit.

9.	REPRESENTATIONS AND WARRANTIES

a)
Adviser's Representations. The Adviser represents and warrants to the Trust as follows: (i) the Adviser is a limited liability company duly organized and in good standing under the laws of the State of Ohio and is fully authorized to enter into this Agreement and carry out its duties and obligations hereunder; and (ii) the Adviser is registered as an investment adviser with the United States Securities and Exchange Commission (SEC) under the Act , and that persons or entities perform responsibilities by or for Adviser are licensed or registered as may be necessary under any applicable state securities law. Adviser shall maintain its SEC registration and any necessary state registration or licensing in effect at all times during the term of this Agreement.

b)
Trust's Representations. The Trust represents and warrants to the Adviser as follows: (i) the Trust has been duly organized as a statutory trust under the laws of the State of Delaware and is authorized to enter into this Agreement and carry out its terms; (ii) the Trust is registered as an investment company with the SEC the Act ; (iii) shares of the Fund are (or will be) registered for offer and sale to the public under and in compliance with the Securities Act of 1933;  (iv) such registrations will be kept in effect during the term of this Agreement; and (v) the trustees of the Trust have authorized and approved this Agreement.

10.	NOTICE OF CHANGE IN CONTROL
The Adviser is obligated to notify the Trust if there is a change in control of the Adviser at least thirty days prior to the effective date of the change, or as soon as practicable in the event that thirty days' notice is not possible.

11.	DURATION AND TERMINATION
This Agreement shall remain in effect for an initial term of two years from the date hereof, and from year to year thereafter provided such continuance is approved at least annually by the vote of a majority of the trustees of the Trust who are not "interested persons" (as defined in the Investment Company Act of 1940) of the Trust, which vote must be cast in person at a meeting called for the purpose of voting on such approval; provided that:

a)
The Trust may, at any time and without the payment of any penalty, terminate this Agreement upon 60 calendar days' written notice of a decision to terminate this Agreement by (i) the Trust's trustees; or (ii) the vote of a majority of the outstanding voting securities of the Fund;

b)	This Agreement shall immediately terminate in the event of its assignment (within the meaning of the Investment Company Act of 1940 and the rules thereunder); and

c)	The Adviser may, at any time and without the payment of any penalty, terminate this Agreement upon 60 calendar days' written notice to the Fund and Trust.

d)	The terms of paragraph ~~5~~7 of this Agreement shall survive the termination of this Agreement.

12.	AMENDMENT OR ASSIGNMENT OF AGREEMENT
a)
Amendment. No provision of this Agreement may be changed, waived, discharged, or terminated orally, but only by a written instrument signed by the party against which enforcement of the change, waiver, discharge or termination is sought.  No material amendment of this Agreement shall be effective until approved by vote of the holders of a majority of the Fun's' outstanding voting securities (as defined in the Investment Company Act of 1940).

b)	Assignment. The parties agree that this Agreement may not be assigned by Adviser, and the Agreement shall terminate automatically and immediately in the event of its assignment.

13.	STRUCTURE OF AGREEMENT
The Trust is entering into this Agreement solely on behalf of the Fund.  Without limiting the generality of the foregoing: (i) no breach of any term of this Agreement shall create a right or obligation with respect to any series of the Trust other than the Fund; (ii) under no circumstances shall the Adviser have the right to set off claims relating to the Fund by applying property of any other series of the Trust; and (iii) the business and contractual relationships created by this Agreement, consideration for entering into this Agreement, and the consequences of such relationship and consideration relate solely to the Fund.

14.	MISCELLANEOUS
a)	Headings. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

b)
Use of Names.  The Trust acknowledges that all rights to the name "MAI Capital Management, LLC" belong to the Adviser, and the Trust is being granted a limited license to use such words in its name, the name of its series and the name of its classes of shares.

c)	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder of this Agreement shall not be affected thereby.

d)	Applicable Law. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Delaware.

REPRESENTATION OF SIGNATORIES. Each of the undersigned expressly warrants and represents that they have full power and authority to sign this Agreement on behalf of the party indicated and that their signature will bind the party indicated to the terms hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

 LEEWARD INVESTMENT TRUST

By:                    ____________________________
Name:            ____________________________
Title:               ____________________________

MAI CAPITAL MANAGEMENT, LLC

By:                    ____________________________
Name:            Richard J. Buoncore
Title:               Managing Partner

INVESTMENT ADVISORY AGREEMENT

Appendix A

COMPENSATION SCHEDULE

For the services delineated in this Agreement, the Adviser shall receive an investment advisory fee equal to an annualized rate of the average daily net assets of the Fund as listed below.  The fee shall be calculated as of the last business day of each month based upon the average daily net assets of the Fund determined in the manner described in the Fund's Prospectus and Statement of Additional Information.

FUND	INVESTMENT ADVISORY FEE
1.MAI Energy Infrastructure and MLP Fund	1.00%

INSTRUCTIONS FOR SIGNING PROXIES
The following general rules for signing proxies may be of assistance to you and may help avoid the time and expense involved in validating your vote if you fail to sign your proxy properly.
1.	INDIVIDUAL ACCOUNTS: sign your name exactly as it appears in the registration on the proxy.
2.	JOINT ACCOUNTS: either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy.
3.	ALL OTHER ACCOUNTS: the capacity of the individual signing the proxy should be indicated unless it is reflected in the form of registration. For example:

Registration                                                                                                                  Valid Signature
CORPORATE ACCOUNTS
(1)            ABC Corp. ..................................................................ABC Corp. John Doe, Treasurer
(2)            ABC Corp. ..................................................................John Doe, Treasurer
(3)            ABC Corp. c/o John Doe..........................................John Doe, Treasurer
(4)            ABC Corp. Profit Sharing Plan................................ John Doe, Trustee
PARTNERSHIP ACCOUNTS
(1)            The ABC Partnership....................................................................... Jane B. Smith, Partner
(2)            Smith and Jones, Limited Partnership.....................Jane B. Smith, General Partner
TRUST ACCOUNTS
(1)            ABC Trust...................................................................Jane B. Doe, Trustee
(2)            Jane B. Doe, Trustee u/t/d 12/28/78........................ Jane B. Doe, Trustee
CUSTODIAL OR ESTATE ACCOUNTS
(1)            John B. Smith, Cust. f/b/o
John B. Smith, Jr. UGMA/UTMA .................................. John B. Smith
(2)            Estate of John B. Smith....................................................................John B. Smith, Jr., Executor

Leeward Investment Trust
MAI ENERGY INFRASTRUCTURE AND MLP FUND
Special Meeting of Shareholders on ~~August 27,~~September 25, 2015
Proxy Solicited on Behalf of the Board of Trustees
The undersigned hereby appoints Katherine M. Honey as proxy with full power of substitution to act for and vote on behalf of the undersigned all shares of the MAI Energy Infrastructure and MLP Fund, which the undersigned would be entitled to vote if personally present at the Special Meeting of Shareholders to be held at the offices of The Nottingham Company, 116 South Franklin Street, Rocky Mount, North Carolina 27804, at 3:00 p.m. Eastern Time on August 27, 2016~~,~~September 25, 2015, or at any adjournment thereof, on the ~~proposal~~proposals described below, as set forth in the Notice of Special Meeting of Shareholders and the accompanying Proxy Statement dated ~~July 31, 2015,~~[DATE], receipt of which is acknowledged by the undersigned. PLEASE INDICATE ANY CHANGE OF ADDRESS BELOW. This proxy may be revoked at any time prior to the exercise of the powers conferred thereby.
The Board of Trustees recommends voting "FOR" the proposals with respect to the Fund. You may only complete this proxy with respect to the Fund if you were a shareholder of record as July ~~7,~~31, 2015.
Proposal
To approve the proposed Investment Advisory Agreement with MAI Capital Management, LLC.	FOR AGAINST ABSTAIN □ □ □
To elect a nominee, Thomas R. Galloway as a member of the Board of Trustees.	FOR AGAINST ABSTAIN □ □ □

THE PROXY IS AUTHORIZED IN HER DISCRETION TO VOTE UPON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

[name / shares / account number]

In order to vote your shares, please sign and date this proxy and return it by (i) mail using the envelope provided, (ii) facsimile to 252-972-1908; or (iii) electronic mail to shareholders@ncfunds.com. By returning this proxy, you authorize the proxy to vote on the ~~proposal~~proposals as marked, or, if not marked, your shares will be voted in favor of ~~modifying~~approving the ~~Fund's fundamental investment policy on diversification~~investment advisory agreement described and for electing the Trustee Nominee as a Trustee of the Trust.

Signature:	Signature (if shares held jointly):

By:	By:
Print Name:	Print Name:
Date:	Dated:

Please sign your name or names as they appear to authorize the voting of your shares as indicated. Where shares are registered with joint owners, all joint owners should sign. Persons signing as executors, administrators, trustees, etc., should so indicate.

Document comparison by Workshare Compare on Wednesday, September 02, 2015 12:02:20 PM
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Document 1 ID	file://C:\Users\jdtait\Desktop\MAI Preliminary Proxy.docx
Description	MAI Preliminary Proxy
Document 2 ID	interwovenSite://HKDMS/Active/36628230/1
Description	#36628230v1<Active> - Energy Infrastructure and MLP Fund Proxy
Rendering set	Standard

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